UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Cosi, Inc.
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

22122P200
(CUSIP Number)

December 18, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22122P200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZAM Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 22122P200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZBI Equities, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,154,766
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,154,766
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,766
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 22122P200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ziff Brothers Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,154,766
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,154,766
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,766
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 22122P200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samana Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,154,766
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,154,766
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,766
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 22122P200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morton Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,154,766
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,154,766
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,766
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 22122P200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Philip B. Korsant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,154,766
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,154,766
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,766
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. (a)    Name of Issuer

Cosi, Inc.

Item 1. (b)    Address of Issuer’s Principal Executive Offices

1751 Lake Cook Road
Deerfield, Illinois 60015

Item 2. (a)    Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	ZAM Equities, L.P. (“ZAME”)
(ii)	ZBI Equities, L.L.C. (“ZBIE”);
(iii)	Ziff Brothers Investments, L.L.C. (“ZBI”);
(iv)	Samana Capital, L.P. (“SC”);
(v)	Morton Holdings, Inc. (“MH”); and
(vi)	Philip B. Korsant.

*           Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2. (b)    Address of Principal Business Office or, if None, Residence

ZAM Equities, L.P.
35 Ocean Reef Drive
Suite 142
Key Largo, Florida 33037

ZBI Equities, L.L.C.
350 Park Avenue
11th floor
New York, NY 10022

Ziff Brothers Investments, L.L.C.
350 Park Avenue
11th floor
New York, NY 10022

Samana Capital, L.P.
35 Ocean Reef Drive
Suite 142
Key Largo, Florida 33037

Morton Holdings, Inc.
35 Ocean Reef Drive
Suite 142
Key Largo, Florida 33037

Philip B. Korsant
35 Ocean Reef Drive
Suite 142
Key Largo, Florida 33037

Item 2. (c)    Citizenship

See Item 4 of the attached cover pages.

Item 2. (d)    Title of Class of Securities

Common Stock, $.01 Par Value Per Share (the “Common Stock”)

Item 2. (e)    CUSIP Number

22122P200

Item 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.                   Ownership

Item 4 is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

On December 18, 2013, SC became the owner of record of the Common Stock reported herein when ZAME, which had been the record owner of such Common Stock, transferred such Common Stock to SC.  MH, which is the general partner of ZAME, is also the general partner of SC.  Pursuant to an investment management agreement between SC and ZBIE (the “IMA”), SC has granted ZBIE investment and voting control over the Common Stock reported herein.  ZBIE is wholly-owned by ZBI.  As a result thereof, each of ZBI and ZBIE may be deemed to beneficially own the Common Stock reported herein.  In addition, each of MH and Philip B. Korsant may be deemed to beneficially own the Common Stock reported herein as a result of certain rights retained by SC under the IMA.

Item 5.                      Ownership of Five Percent or Less of a Class

ZAME has ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.                      Identification and Classification of Members of the Group

Not Applicable.

Item 9.                      Notice of Dissolution of Group

Not Applicable.

Item 10.                    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2013

ZAM EQUITIES, L.P. By: Morton Holdings, Inc., its general partner
By:	/s/ David Gray
	Name:	David Gray
	Title:	Vice President

ZBI EQUITIES, L.L.C.
By:	/s/ David Gray
	Name:	David Gray
	Title:	Vice President

ZIFF BROTHERS INVESTMENTS, L.L.C.
By:	/s/ David Gray
	Name:	David Gray
	Title:	Vice President

SAMANA CAPITAL, L.P. By: Morton Holdings, Inc., its general partner
By:	/s/ David Gray
	Name:	David Gray
	Title:	Vice President

MORTON HOLDINGS, INC.
By:	/s/ David Gray
	Name:	David Gray
	Title:	Vice President

/s/ Philip B. Korsant
Philip B. Korsant

EXHIBIT A

The undersigned, ZAM Equities, L.P., a Delaware limited partnership, ZBI Equities, L.L.C., a Delaware limited liability company, Ziff Brothers Investments, L.L.C., a Delaware limited liability company, Samana Capital, L.P., a Delaware limited partnership, Morton Holdings, Inc., a Delaware corporation, and Philip B. Korsant, hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  December 30, 2013

ZAM EQUITIES, L.P. By: Morton Holdings, Inc., its general partner
By:	/s/ David Gray
	Name:	David Gray
	Title:	Vice President

ZBI EQUITIES, L.L.C.
By:	/s/ David Gray
	Name:	David Gray
	Title:	Vice President

ZIFF BROTHERS INVESTMENTS, L.L.C.
By:	/s/ David Gray
	Name:	David Gray
	Title:	Vice President

SAMANA CAPITAL, L.P. By: Morton Holdings, Inc., its general partner
By:	/s/ David Gray
	Name:	David Gray
	Title:	Vice President

MORTON HOLDINGS, INC.
By:	/s/ David Gray
	Name:	David Gray
	Title:	Vice President

/s/ Philip B. Korsant
Philip B. Korsant